Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 - 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is September 18, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: September 18, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces closing of Offering.

5. Full Description of Material Change

The Company announces the closing of its previously announced private placement (the “Offering”) of 15,000,000 units (the “Units”) at a price of Cdn$0.52 per Unit for aggregate gross proceeds of Cdn$7,800,000.

Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant has an exercise price of $0.60 and entitles the holder thereof to acquire one Common Share for a period of 36 months following the closing of the offering. The terms of the Warrants include customary adjustment provisions upon certain dilutive issuances. All securities issued pursuant to the Offering are subject to a hold period expiring January 19, 2014.

Sprott Asset Management LP, on behalf of its funds and managed accounts, and an associate have acquired an aggregate of 15,000,000 Units in the Offering and acquired an aggregate of 4,731,000 units (consisting of one Common Share and one-half of a Common Share purchase warrant) in a previous financing announced on August 16, 2013 (http://bit.ly/VerisNews_2013_08_16) thus increasing their aggregate ownership from 13,384,103 Common Shares (assuming full exercise of any convertible securities), as of the date immediately prior to the closing of the previous financing to 42,980,603 Common Shares (assuming full exercise of any convertible securities) representing approximately 28.8% of the issued and outstanding Common Shares of the Company following the closing of the Offering. The aggregate number of Common Shares issued and issuable to Sprott Asset Management LP and its associates under the August 16 financing and the Offering is 29,596,500, which represents 27.5% of the total issued and outstanding Common Shares prior to the closing of the August 16 financing.

The Offering was conducted pursuant to an agency agreement dated September 18, 2013 (the “Agency Agreement”) between the Company and Secutor Capital Management Corporation (the “Agent”). In connection with the Offering, the Agent received compensation in the following form: (a) a cash fee of 2.5% of the gross proceeds received from the Offering; (b) 375,000 Units; and (c) 675,000 Warrants (the “Agent Warrants”). The Agent Warrants have a term of 36 months and an exercise price of $0.65.

The Offering was made on a private placement basis, exempt from prospectus and registration requirements of applicable securities law.

The Company intends to use the net proceeds of the Offering to proceed with its development plans for the Jerritt Canyon property and for general working capital purposes.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this __18__ day of September, 2013.

/s/ Shaun Heinrichs __________________

                                                                                    Shaun Heinrichs, CFO